Calfee, Halter & Griswold LLP
Attorneys at Law

jjenkins@calfee.com 216.622.8507 Direct	1400 KeyBank Center 800 Superior Avenue Cleveland, Ohio 44114-2688 216.622.8200 Phone 216.241.0816 Fax www.calfee.com

October 7, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E. – Mail Stop 7010

Washington, D.C. 20549

Re:	The J. M. Smucker Company
Registration Statement on Form S-4
File No. 333-152451

Ladies and Gentlemen:

On behalf of The J. M. Smucker Company (“Smucker”), we are transmitting this letter to the staff in advance of filing Amendment No. 3 to the above-captioned Registration Statement (“Amendment No. 3”) to present to the staff Smucker’s proposed responses to the comments on the Registration Statement which were issued in your letter dated October 6, 2008. For your convenience, we have repeated your comments in italics followed by our proposed supplemental response.

SEC Comment #1:

We note that, in addition to your guarantee of the $350 million in debt to be incurred by The Folgers Coffee Company, you intend to incur debt of approximately $400 million as part of the merger transaction (of which up to $274 million may be used to finance the Smucker special dividend). However, we note that you disclosed in your definitive proxy statement your intent to incur additional debt of approximately $300 million as part of the merger transaction. Please advise us whether you have considered disclosing to your shareholders, in connection with your solicitation of proxies, that you may incur $100 million more debt in connection with the merger transaction than you had originally disclosed in your proxy statement.

Response:

Smucker has considered the issue of additional disclosure in its proxy materials concerning the increased level of its indebtedness. Smucker has determined that the incurrence of this additional debt is not material, because even after giving effect to it, Smucker’s key financial ratios will remain more favorable than prior to the transaction. For example, on a

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Calfee, Halter & Griswold LLP

Securities and Exchange Commission

October 7, 2008

standalone basis assuming total outstanding indebtedness of $790 million, Smucker’s projected interest coverage ratio is expected to be 8.1x for fiscal 2009, and its debt to EBITDA ratio is expected to be 2.1x. After giving effect to the Folgers transaction, the guarantee of the Folgers debt and the additional $400 million in indebtedness referenced in the staff’s comment, Smucker’s total debt would increase to $1.54 billion. However, its projected interest coverage ratio for fiscal 2009 would improve to 8.7x, and its debt to EBITDA ratio would improve to 1.9x.

In assessing the materiality of this additional indebtedness, Smucker also considered that the additional $100 million in indebtedness will represent approximately 1.5% of Smucker’s total debt and equity capitalization on a pro forma basis after the Folgers transaction.

For the information of the staff, Smucker intends to file a Form 8-K including the updated pro forma financial information and the updated financial information with respect to Folgers included in the registration statement once it has been finalized. That information will, in turn, be incorporated by reference into Smucker’s proxy materials. Given the relatively immaterial nature of the information about the additional debt in the context of other disclosures about the transaction, Smucker believes that this is a sufficient method of disseminating this updated information to its shareholders.

SEC Comment #2:

We note that your final pre-effective amendment to your registration statement may cover additional Smucker common shares. If you include additional shares in your next amendment, please ensure to obtain and file an updated legal opinion to reflect the updated number of shares.

Response:

If Smucker includes additional shares in Amendment No. 3, Smucker will obtain and file with Amendment No. 3 an updated legal opinion reflecting the updated number of shares. Smucker will also work with Folgers to ensure that the amendment that will be filed by Folgers to its Registration Statement on Form S-4/Form S-1 will include an updated legal opinion reflecting the updated number of shares.

Thank you for your consideration of these proposed responses. We look forward to discussing this with you at your earliest convenience. Should you require any further information from Smucker or if you have questions concerning any of the matters addressed in this letter, please contact the undersigned or, in my absence, Kristofer Spreen ((216) 622-8826, kspreen@calfee.com).

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

October 7, 2008

Very truly yours,

/s/ John J. Jenkins

John J. Jenkins

cc:	Richard Smucker

Timothy Smucker

Mark Belgya

Ann Harlan

E.J. Wunsch

Kristofer Spreen